Kirk J. Emge
General Counsel

800 King Street • P.O. Box 231
Wilmington, DE 19899
(302) 429-3526
Fax: (302) 429-3801

November 18, 2004

Delmarva Power & Light Company
800 King Street
Wilmington, Delaware 19801

Ladies and Gentlemen:

I am General Counsel of Delmarva Power & Light Company, a Delaware and Virginia corporation (the "Company"), and have acted as counsel to the Company in connection with the offer and sale by the Company of $100,000,000 in aggregate principal amount of 5.00% Notes due November 15, 2014 (the "Notes") under and pursuant to Registration Statement on Form S-3 (Registration No. 333-115879) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), which was declared effective by the Securities and Exchange Commission (the Commission") on June 7, 2004, the Prospectus, dated June 7, 2004, included in the Registration Statement and a Prospectus Supplement dated November 16, 2004 and filed with Commission pursuant to Rule 424(b) under the Act on November 16, 2004, and the Purchase Agreement, dated November 16, 2004, between the Company and Credit Suisse First Boston LLC and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on their own behalf and on behalf of BNY Capital Markets, Inc. and Morgan Stanley & Co. Incorporated, (the "Purchase Agreement"). The Notes will be issued under an indenture, dated as of November 1, 1988, between the Company and JPMorgan Chase Bank, N.A., as Trustee (the "Indenture").

In connection with this opinion, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives.

Based upon the foregoing, I am of the opinion that the Notes have been duly authorized for issuance and, when executed by the Company and authenticated by the Trustee in the manner provided in the Indenture and delivered against payment of the purchase price therefor set forth in the Purchase Agreement, will be duly and validly issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the Registration Statement.

Very truly yours,

/s/ KIRK J. EMGE